SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers' Identification (CNPJ) 76.483.817/0001-20
PUBLICLY HELD COMPANY
CVM registration # 1431 – 1

MINUTES OF THE
59th EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

On July 29, 2003, at 03.00 p.m., at the Company's headquarters, located at Rua Coronel Dulcídio n.º 800 - 9º andar, Curitiba – state of Paraná, the Copel's Board of Directors Members, who signed these Minutes, held a meeting, except for the Chairman of the Board, whose absence was duly justified. Due to such absence, the meeting was presided by the Board member Paulo Cruz Pimental, and the Board Member Acir Pepes Mezzadri was elected to be the secretary of the meeting. Before approaching the agenda, the Chairman informed that, considering the resignations submitted by the Board Members Darc Antonio da Luz Costa and Maurício Borges lemos, the Board of Directors, pursuant to the dispositions of Article 13 of the Company's Bylaws, is supposed to appoint an alternate, who will be in office up to the next General Shareholders' Meeting, when the shareholder BNDES Participações S.A. – BNDESPAR may elect two new members to fill such vacant positions. Then, following the suggestion of BNDESPAR, through letter P- 348/2003, Mr. FRANCELINO LAMY DE MIRANDA GRANDO, Brazilian, divorced, lawyer, ID (RG) 294.744- ES, Individual Taxpayers' Identification (CPF) 625.769.688-72, living and domiciled at Academia de Tênis – SCES Trecho 4 – Ap. 432, Brasília, Federal District., was appointed. After the reading of the resume, the name was proposed and unanimously approved, and Mr. Francelino Lamy de Miranda Grando was invited to attend this meeting. The Chairman, then, welcomed the Board Member Francelino Lamy de Miranda Grando, stressing the pleasure for receiving such a competent person, who have important skills and whose participation in the Board will be very welcome. The Board Member Francelino thanked the kind reception, expressed his satisfaction for the privilege of participating in this Board, reminding that he hade the opportunity to be involved with the Paraná Federal University to defend Copel as a patrimony of the State of Paraná , adding that he hopes to be able to contribution for the satisfactory development of this Board's works. Then, the Chairman informed that the meeting had been called to analyze the following issues: 1. General guidelines of the Company's businesses (Article 15, item I of the Bylaws); 2. Copel Restructuring; 3. Recomposition of investment and supporting budgets of Copel Distribuição S.A.; 4. Behavior Code; 5 . Information on Hedge for Eurobonds ; and 6. Other matters of the Board of Directors' interest. Discussing the item 1 of the agenda - General guidelines of the Company's businesses (Article 15, item I of the Bylaws) – the Chairman allowed the Board Member Lindsley da Silva Rasca Rodrigues to continue the presentation started in the 100th Ordinary Meeting of the Board of Directors, held on 03.25.2003, who read the final version of the document named “Energetic Sector General Scenario and the Copel Performance”, which was prepared as a result of many meetings with specialists of several areas, with the following content: “ ENERGETIC SECTOR GENERAL SCENARIO AND THE COPEL PERFORMANCE – The privatizations held in the electric sector have produced, as direct result, a range of mistakes, which caused losses in the quality of services, tariff increase and a significant reduction of investments in the sector. The State has adopted an institutional reform policy, established by the International Monetary Fund, and given up its role to manage the sector, which is so important for the economic and social development, being far away from the basic principal that makes energy a strategic nature public asset. The energy was inserted in a market regime where the competitiveness is the target, generating severe risks, since it assures the refund of eventual losses without guaranteeing benefits. A conceptual inversion of the essential public service nature took place, transforming it into a commodity, or, in other words, into merchandise, subject to variations and uncertainties. In this context, it is necessary to redefine the policies of the sector, being fundamental to recompose Copel's mission as a public company forwarder of the development for the state of Paraná. It is necessary to retake discussions about the energetic policy and its role in the generation and distribution of income to the population, through social control mechanisms, as an effort to recover the citizenship. The proximity of the capacity limit for generating energy from hydro-electric mills drives to other solutions, which include to redefine the energetic model in Paraná, an state with agro-silvi-pastoril culture, formed mostly by small and medium rural properties. It comes out the energy generation resulting from non-polluter renewable sources, which generate income for the community as a natural way, leading an example to be followed by the country. In this sense, the biomass has an important role, since its uses the solar energy, converting it into chemical energy, through the photosynthesis process. The energy generation from the biomass is an important opportunity for recovering the State environmental patrimony. In order to achieve such goals, COPEL has just to assume its primordial role: to research, study, plan, construct and explore the production, transformation, transportation, storage, distribution and commerce of energy, in all its variances, pursuant to the dispositions of Article 1, item “b” of its Bylaws. In this scenario, and according to the dispositions of Article 15, item I, of the Bylaws, we suggest that the following guidelines are followed in order to permit Copel to comply with its strategic mission of promoting the social, economic and technological development, becoming a benchmark for the sector in the State of Paraná and in Brazil. 1. ELECTRIC POWER – To expand the electric power system, providing an energetic model that is not aggressive to the natural patrimony, being also renewable and non-polluter, generating income and forwarding the development for the private sector and the society in general. 2. COMBUSTION ENERGY – To permit the company's participation in the non-fossil combustion energy sector, prioritizing the biomass, giving opportunity and democratizing, complementary, the creation of new companies and ventures, generating, consequently, income and new jobs. 3. RESEARCH AND DEVELOPMENT – To create a research center for the generation o new technologies in the energetic sector, having as scope to establish long and short term strategic actions, in the technology field, assuring the State competitiveness through a Paraná Energetic Model. 4. TELECOMMUNICATIONS – It aims to excel in the data, voice and image transmission to the community, being a benchmark for the sector. 5. PARTNERSHIPS OF COPEL WITH OTHER COMPANIES – To revise all partnerships and contracts already made, focusing on the principles of legality, impersonality, morality, publicity and efficiency (article 37, Chapter 7 – Public Administration, of the Federal Constitution), assuring COPEL the status of majority shareholder in the ventures considered as strategic or classified as relevant for the attainment of its goals. 5.1. The emergency issue of CIEN, UEG ARAUCÁRIA and PETROBRÁS (gas) – To articulate with the Ministry of Mines and Energy and the Ministry of Foreign Affairs aiming to enlarge the scope of negotiations referring to these contracts, going beyond the analysis of the simple formal link, in order to encompass the relationship with Petrobrás and also the relationship between Brazil and Argentina . 6. COMPANY VERTICALIZATION – To promote the verticalization of Copel thorough a statutory change in order to: assure a single legal representation, with maximum executive authority to be exercised by the Company's CEO; establish targets, measurements and controlling items for operating and administrative activities, which permit the measurement of results and its consonance with the targets focused on the State development; implement internal auditing, directly subordinated to the Board of Directors, with a auditing plan; structure and dimension the personnel, establishing a personnel training plan focused on the company's activities; create a single Title, Career and Wage Plan; eliminate the outsourcing of services internally performed by COPEL and external activities as well. Members of COPEL's Board of Directors: Luiz Antonio Rossafa, Lindsley Rasca Rodrigues and Roberto Von Der Osten. Curitiba, June 17, 2003. “The Chairman made, then, the following observations regarding the points raised in this document, which are: a) regarding research and development, there is a problem at Usina Termelétrica de Figueira, where a sustainability plan for that region has been studied, aiming to replace the coal exploration and, consequently, the mill as well; b) in the ventures where Copel is a majority shareholder, there will be no investment by BNDES; c) Copel has adjusted the purchase of energy from Usina Hidrelétrica de Itiquira to R$ 71.00/MWh; d) the contract with CIEN should be negotiated for the purchase of average 300MW, only. Such negotiations are in final phase; e) the jurisdiction for deciding controversial issues regarding the contract entered into with UEG Araucária was defined judiciously as being Brazil, suspending the arbitration in Paris under a penalty of R$500 thousand per day of failure in complying with, which is facilitating the agreements, considering that besides contractual breaks, there are also failures in the construction of the mill; f) it will be held this week a meeting with the Ministries of Mines and Energy, to which the Governor of the State of Paraná and the Management of Copel will also attend, in order to discuss the new model of the Brazilian electric sector, which definition will influence the verticalization of the Company, mainly referring to the distribution of energy and, any change in the targets or in the verticalization model adopted by Copel will be informed to the Board. The Board Member Lindsley da Silva Rasca Rodrigues suggested, then, that the document is forwarded to the Board of Executive Officers and to the Management of the Company, in order to make everybody aware of the business general guidelines. The Board Member Américo Antonio Gaion, followed by other Board Members, emphasized the importance of submitting the auditing to the Board of Directors. After analysis, the Board decided, unanimously, to approve the document together with all guidelines included in it. As far as the item 2 is concerned – Copel Restructuring – the Chairman reported the works that have been developed by the Board of Executive Officers aiming to unify the Company, as well as the results so far obtained, according to the report sent to the Board Members together with the Call Notice for this meeting. He highlighted, then, that the next step is the change of the Bylaws, which will be opportunely analyzed by the Board of Directors and by the General Shareholders' Meeting. Then, the Board of Executive Officers asks the Board authorization for continuing the process. Being this issued placed for discussion, the Board Member Lindsley da Silva Rasca Rodrigues highlighted the significant advance represented by the environmental areas contemplated in the Presidency and in the other Areas and, referring to the two advisory positions to be created for the Presidency and the two advisory positions to be created for the Board of Directors, as authorized by the Governor of the State, he highlighted that employees of the Company and also people from outside the Company may be appointed, at the discretion of the Chairman, but it is mandatory that they are qualified for the position and may effectively assist the development of works. The Board Member Luiz Antonio Rossafa affirmed that the structure proposed seems not to be in accordance to the guidelines approved in item 2 of this meeting and suggested that it is adjusted and resubmitted to the Board, mentioning as example, the non-existence of a specific area for studying and developing the biomass energy generation. He also highlighted that the study is not dimensioned according to the Company's businesses, which are not contemplated in the presented premises. Having analyzed such matter in detail, the Board decided, unanimously, to authorize the continuation of works as presented, except for above-mentioned points. Regarding the item 3 of the agenda - Recomposition of investment and supporting budgets of Copel Distribuição S.A.- the Chairman informed that in the 1,539 th Meeting of the Board of Executive Officers, held on 06.23.2003, the Board decided to approve and now submits to the Board of Directors, the proposals for recomposing the supporting and investment budgets of Copel Distribuição S.A. in the following amounts: 1) 2003 Investment Budget of Copel Distribuição S.A., in the amount of R$ 28,940,750.00 (twenty-eight million, nine hundred forty thousand, seven hundred and fifty reais), divided as follows: a) support to new consumers, in the amount of R$ 17,743,830.00 (seventeen million, seven hundred, forty-three thousand, eight hundred and thirty reais); b) emergency recomposition (corrective maintenance), in the amount of R$ 3,396,920.00 (three million, three hundred ninety-six thousand, nine hundred and twenty reais); and, c) social program (light in rural regions), in the amount of R$ R$ 7,800,000.00 (seven million and eight hundred thousand reais); and 2) 2003 Supporting Budget of Copel Distribuição S.A., in the amount of R$ 3,170,000.00 (three hundred seventy thousand reais); and, b) improvement of technical indexes (tree pruning), in the amount of R$ 2,800,000.00 (two million and eight hundred reais). After analysis, the Board decided to unanimously approve the proposals as presented. The Board Members also requested that, for the next meetings in which budget changes are discussed, total amounts are indicated as well, or, in other words, the indication of amounts prior and posterior to the change, as well as, that the current budget, demonstrating the contingencies and changes performed in the amounts contemplated for the fiscal year 2003, are forwarded to them. Referring to item 4 of the agenda – Behavior Code – the Chairman informed that, in compliance of the decision taken by the Board in the 101 st Ordinary Meeting, held on 06.10.2003, it was submitted to public consultation, in which many employees expressed their opinions, and the Board of Executive Officers compiled the suggestions, approved the new text and now resubmits the document duly adjusted, to the Board of Directors. He also highlighted that the main change lays in the composition of the Ethical Board, in which two employees of the Company will participate, in addition to other members. For appointing such employees, the Board of Executive Officers approved the proposition for making use of the employee election to be appointed in the Ordinary Shareholders' Meeting to compose the Board of Directors of Copel. In this election, only the first name in the list appointed to be the Board Member, but in case of the Ethical Board, the first and the second names in the list would be automatically elected. The Chairman, then, permitted the Members to make further comments and the Board Member Américo Antonio Gaion, who coordinated the group that revised such code, highlighted that the public consultation by the Company's employees was conducted, generating a wide range of suggestions. The author of each suggestion was notified about the use or not of presented suggestions. During the revision process, some pejorative expressions were either eliminated or replaced and a general applicability nature was established to the document, which previously seemed to be focused specifically on employees and, according to a consensus between this group and the Company's management, none of the Managers will be a member of the Ethical Board. The Board Members stressed the high quality of performed revision, including the fact that the document contains sights of environment protection and respect to the human being integrity. After analysis, the Board decided to approve the Behavior Code and the proposal to elect employees to take part into the Ethical Board. Regarding the item 5 of the agenda - Information on Hedge for Eurobonds – the Chairman permitted the CFO and Investor Relations Officer of the Company to make a presentation on the hiring of hedge for Eurobonds, showing the technical criteria of the transaction and highlighting, basically, that this will cause an improvement in the profitability, balance maintenance, more solid basis for conducting the financial planning, external risk exit, improvement of indebtedness indicators, cost reduction for future fund raising transactions and improvement of the Company's image in the market. Banco do Brasil will be hired for performing the transaction, which will involve the placement in lots, replacing 100% of exchange variation with a CDI (Interbank Deposit Certificate) percentage plus 1.5% (Banco do Brasil spread). When such bonds are effectively placed, Copel will enjoy a guaranteed protection for all exchange variation occurred as of the date of such transactions. Referring item 6 - Other matters of the Board of Directors' interest – the Chairman permitted the Board Members to make further comments, and the Board Member Lindsley da Silva Rasca Rodrigues informed that was informed that Copel had signed a energy purchase contract with PCH Anhambi, located in the city of Vitorino, which generates 4MW of energy and that is operating since September 2002, but has no license for operating. He highlighted that a contract cannot be made with energy centrals if the generating company is not environmentally licensed. He was concerned about the appointment of some people who were involved in previous management fraud accusations aiming to occupy managing positions and delivered to the Chairman a document that includes points that, according to him, should be investigated by the Board of Executive Officers. Finally, he repeated his interest in getting a report containing the names of persons who acted as managers in the previous Management and that continue to be managers in the present Management, including the positions they occupied at that time and the positions they currently occupy. The Chairman informed, then, that all applicable acts would be effective. Having no further business to discuss, the Chairman thanked the attendance of all members and adjourned the meeting for drawing up these Minutes, which, after the meeting was resumed, was read, placed for discussion, approved and subscribed by attending Board Members, ending, then, the works. (signatures) PAULO CRUZ PIMENTEL – Chairman; ACIR PEPES MEZZADRI; LUIS ANTONIO ROSSAFA; AMERICO ANTONIO GAION; LINDSLEY DA SILVA RASCA RODRIGUES; ROBERTO ANTONIO VON DER OSTEN; FRANCELINO LAMY DE MIRANDA GRANDO.

This is a true copy of the Minutes of the 59 th Ordinary Meeting of the Board of Directors of COPEL, were drawn up on pages 107 to 113 of the proper book # 5, registered at the Companies Registrar of the state of Paraná under # 00/056085-5, as of 08.08.2000 and duly filed at that Registrar under # 20032683669 , as of 09.09.2003.

ACIR PEPES MEZZADRI
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.